SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of May, 2012

Copa Holdings, S.A.

(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda

Urbanización Costa del Este

Complejo Business Park, Torre Norte

ParqueLefevre

Panama City, Panama

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: 1Q12 Earnings Release

Copa Holdings Reports Net Income of US$95.9 Million and EPS of US$2.16 for the First Quarter of 2012

Excluding special items, adjusted net income came in at $90.6 million, or EPS of $2.04 per share

Panama City, Panama --- May 09, 2012. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the first quarter of 2012(1Q12). The terms “Copa Holdings" or "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the first quarter of 2011 (1Q11).

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported net income of US$95.9 million for 1Q12, or diluted earnings per share (EPS) of US$2.16. Excluding special items, Copa Holdings would have reported an adjusted net income of $90.6 million, or $2.04 per share, a 10.5% increase over adjusted net income of US$82.0 million and US$1.86 per share for 1Q11.

▪	Operating income for 1Q12 came in at US$111.6 million, a 12.0% increase over operating income of US$99.6 million in 1Q11. Operating margin for the period came in at 20.5%, compared to 23.7% in 1Q11, mostly as a result of a 19.5% increase in the effective price of jet fuel.

▪	Total revenues increased 29.5% to US$543.3 million, outpacing a strong capacity expansion. Yield per passenger mile increased 6.8% to 17.7 cents and operating revenue per available seat mile (RASM) increased 5.5% to 14.2 cents, despite a 15.6% increase in average length of haul.

▪	For 1Q12, robust demand trends resulted in passenger traffic (RPMs) growth of 22.4% on a 22.8% capacity expansion. Consolidated load factor came in at 77.2%, or 0.2 percentage point below 1Q11.

▪	Operating cost per available seat mile (CASM) increased 9.9%, from 10.3 cents in 1Q11 to 11.3 cents in 1Q12. CASM, excluding fuel costs, increased 4.2% to 6.8 cents, mainly due to increased passenger servicing and aircraft rental costs.

▪	Cash, short term and long term investments ended 1Q12 at US$647.8 million, representing 33% of the last twelve months’ revenues.

▪	During the first quarter, Copa Airlines took delivery of four Boeing 737-800 aircraft. As a result, Copa Holdings ended the quarter with a consolidated fleet of 77 aircraft.

▪	For 1Q12, Copa Holdings reported consolidated on-time performance of 85.9% and a flight-completion factor of 99.6%, maintaining its position among the best in the industry.

RECENT DEVELOPMENTS

▪	The Board of Directors of Copa Holdings S.A. (NYSE: CPA) at its regular meeting held on May 9, 2012, declared an annual dividend of US$2.10 per share on all outstanding Class A and Class B shares. This dividend, which is in accordance with the Company’s dividend policy, represents 30% of 2011 consolidated net income. The dividend will be paid on June 15, 2012 to stockholders of record as of May 31, 2012.

Consolidated Financial & Operating Highlights	1Q12	1Q11	% Change		4Q11	% Change
Revenue Passengers Carried ('000)	1,714	1,619	5.8%		1,737	-1.3%
RPMs (mm)	2,954	2,414	22.4%		2,722	8.5%
ASMs (mm)	3,829	3,119	22.8%		3,635	5.3%
Load Factor	77.2%	77.4%	-0.2	p.p.	74.9%	2.3	p.p.
Yield	17.7	16.6	6.8%		17.8	-0.6%
PRASM (US$ Cents)	13.7	12.9	6.4%		13.4	2.5%
RASM (US$ Cents)	14.2	13.4	5.5%		14.0	1.2%
CASM (US$ Cents)	11.3	10.3	9.9%		10.9	3.0%
CASM Excl. Fuel (US$ Cents)	6.8	6.5	4.2%		6.9	-0.7%
Breakeven Load Factor (1)	61.2%	58.3%	2.9	p.p.	59.0%	2.2	p.p.
Fuel Gallons Consumed (Millions)	51.3	41.6	23.2%		47.3	8.3%
Avg. Price Per Fuel Gallon (US$ Dollars)	3.33	2.79	19.5%		3.14	6.1%
Average Length of Haul (Miles)	1,724	1,492	15.6%		1,567	10.0%
Average Stage Length (Miles)	1,066	968	10.1%		1,066	0.0%
Departures	26,647	24,943	6.8%		25,499	4.5%
Block Hours	73,480	60,760	20.9%		68,479	7.3%
Average Aircraft Utilization (Hours)	11.0	10.6	3.5%		10.4	5.3%
Operating Revenues (US$ mm)	543.3	419.5	29.5%		509.4	6.6%
Operating Income (US$ mm)	111.6	99.6	12.0%		111.5	0.0%
Operating Margin	20.5%	23.7%	-3.2	p.p.	21.9%	-1.4	p.p.
Net Income (US$ mm)	95.9	94.4	1.6%		104.4	-8.1%
Adjusted Net Income (US$ mm) (1)	90.6	82.0	10.5%		85.3	6.2%
EPS - Basic and Diluted (US$)	2.16	2.14	1.1%		2.36	-8.2%
Adjusted EPS - Basic and Diluted (US$) (1)	2.04	1.86	10.0%		1.93	6.1%
# of Shares - Basic and Diluted ('000)	44,341	44,139	0.5%		44,315	0.1%

(1) Breakeven Load Factor, Adjusted Net Income and Adjusted EPS for 1Q12, 1Q11, and 4Q11 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges.

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

2

MANAGEMENT’S COMMENTS ON 1Q12 RESULTS

Copa Holdings first quarter results continued to benefit from strong demand trends which resulted in higher load factors and yields. For 1Q12, the company reported operating income of US$111.6 million, a 12.0% increase over 1Q11. Operating margin for the quarter stood at 20.5%, a decline of 3.2 percentage points over 1Q11, mostly as a result of a 19.5% increase in the effective cost of jet fuel for the period.

Consolidated operating revenues increased 29.5%, significantly outpacing a 22.8% capacity expansion during the period. Load factor came in at 77.2%, or 0.2 percentage point below 1Q11, while yields increased 6.8% to 17.7 cents, despite a 15.6% increase in average length of haul. As a result, passenger revenues per ASM (PRASM) increased 6.4%, from 12.9 cents in 1Q11 to 13.7 cents in 1Q12.

Consolidated operating expenses for 1Q12 increased 34.9% to US$431.7 million, while consolidated operating expenses per ASM (CASM) increased 9.9% to 11.3 cents. However, excluding fuel costs, unit costs increased 4.2% to 6.8 cents, mainly as a result of increased passenger servicing and aircraft rental costs.

Aircraft fuel expense increased 47.1% or US$54.7 million compared to 1Q11, as a result of increased capacity and higher fuel prices. The Company’s effective jet fuel price, which includes realized hedge gains of US$4.5 million and US$8.3 million for 1Q12 and 1Q11, respectively, increased from an average of US$2.79 in 1Q11 to US$3.33 in 1Q12.

For 1Q12, the Company had fuel hedges in place representing 26% of its consolidated volume. Continuing with the execution of its fuel hedge policy, the Company currently has hedged approximately 24% in 2Q12, 20% in 3Q12 and 17% in 4Q12. For 2013, the Company has hedged approximately 10% of its forecasted fuel consumption.

The Company recorded a net non-operating expense of US$0.8 million for 1Q12 compared to a net non-operating gain of US$4.2 million for 1Q11. Non-operating income (expense) included a fuel hedge mark-to-market gain of US$5.3 million for 1Q12, compared to, for 1Q11, a fuel hedge mark-to-market gain of US$12.5 million.

Copa Holdings closed the quarter with US$647.8 million in cash, short term and long term investments, representing 33% of last twelve months´ revenues. Total debt at the end of 1Q12 amounted to US$1.1 billion, all of which is related to aircraft and equipment financing.

Copa Holdings’ strong first quarter results are the product of solid and well executed business model which leverages the company’s unique competitive advantages, such as geographic position and infrastructure, among others, to operate the best and most convenient network for intra-Latin America travel from the Hub of the Americas in Panama. Going forward, the Company will continue to strengthen its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

3

OUTLOOK FOR 2012

For 2012, our updated guidance estimates consolidated capacity in the range of 23%, as a result of the full year effect of capacity added in 2011 and the introduction of ten incremental 737-800 aircraft during 2012.  As a result of better than expected demand, we are now expecting a full year load factor of approximately 75%, an increase from our previous guidance of 74%. We are also increasing our unit revenue (RASM) guidance from 13.2 cents in our previous guidance to 13.8 cents. However, unit costs excluding fuel (CASM ex-fuel) are now expected to come in at 6.7 cents, slightly above our previous guidance of 6.5 cents. Factored into the current guidance is an approximately 5% increase in estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs, from US$3.25 to US3.40 per gallon. As a result, the Company continues to project an operating margin in the range of 18% to 20% for 2012.

Financial Outlook	2012 - Full Year Revised	2012 - Full Year Prior	2011 Actual
Capacity - YOY ASM Growth	+/-23%	+/-22%	21.9%
Average Load Factor	+/-75%	+/-74%	76.4%
RASM (cents)	+/-13.8	+/-13.2	13.7
CASM Ex-fuel (cents)	+/-6.7	+/-6.5	6.7
Operating Margin	18-20%	18-20%	21.0%

CONSOLIDATED FIRST QUARTER RESULTS

Operating revenue

Copa Holdings’ operating revenue for 1Q12 totaled US$543.3 million, a 29.5% increase over operating revenue of US$419.5 million in 1Q11. This increase was primarily due to a 30.7% or US$122.9 million increase in passenger revenue.

Passenger revenue. For 1Q12 passenger revenue totaled US$523.8 million, a 30.7% increase over passenger revenue of US$400.9 million in 1Q11. A 6.8% increase in passenger yield, partly offset by a 0.2 percentage point decline in load factor, contributed to a 6.4% increase in passenger revenue per ASM (PRASM).

Cargo, mail and other. Cargo, mail and other revenue totaled US$19.4 million in 1Q12, a 4.2% increase over cargo, mail and other of US$18.7 million in 1Q11.

4

Operating expenses

For 1Q12, consolidated operating expenses increased 34.9% to US$431.7 million, representing operating cost per available seat mile (CASM) of 11.3 cents. CASM, excluding fuel costs, increased 4.2% to 6.8 cents. An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 1Q12, aircraft fuel totaled US$170.9 million, a US$54.7 million or 47.1% increase over aircraft fuel of US$116.1 million in 1Q11. This increase was primarily a result of a 19.5% increase in the average price per gallon of jet fuel (all-in), which averaged US$3.33 in 1Q12, as compared to US$2.79 in 1Q11, and a 23.2% increase in gallons consumed resulting from increased capacity. The all-in average price per gallon of jet fuel for 1Q12 includes a $4.5 million fuel hedge gain, compared to an US$8.3 million gain in 1Q11. Excluding the effect of fuel hedge gains for both periods, fuel prices increased 14.5%, from US$2.99 per gallon in 1Q11 to US$3.42 in 1Q12.

Salaries and benefits. For 1Q12, salaries and benefits totaled US$57.5 million, a 19.0% increase over salaries and benefits of US$48.3 million in 1Q11. The main driver was an increase in operating headcount to support additional capacity.

Passenger servicing. For 1Q12, passenger servicing totaled US$49.4 million, a 41.3% increase over passenger servicing of US$35.0 million in 1Q11. This was a result of an a higher proportion of international operations as a percentage of our total capacity as well as a 15.6% increase in average length of haul.

Commissions. For 1Q12, commissions totaled US$22.2 million, a 23.0% increase over commissions of US$18.1 million in 1Q11. This increase was primarily a result a higher revenue base.

Reservations and sales. Reservations and sales totaled US$20.1 million, a 29.8% increase over reservation and sales of US$15.5 million in 1Q11. This increase was primarily a result of a 30.7% increase in passenger revenue.

Maintenance, material and repairs. For 1Q12, maintenance, material and repairs totaled US$20.5 million, a 33.8% increase over maintenance, material and repairs of US$15.3 million in 1Q11. This increase was a result of more repairs and materials as a result of an increase in operations, as well as an increase in provisions for aircraft rental returns.

Depreciation. Depreciation totaled US$20.5 million in 1Q12, a 15.2% increase over depreciation of US$17.8 million in 1Q11. This increase was primarily driven by additional aircraft and spares.

Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 30.3% from US$40.8 million in 1Q11 to US$53.2 million in 1Q12, primarily as a result of an increase in departures and additional aircraft rentals.

Other. Other expenses totaled US$17.3 million, an increase of US$4.3 million over 1Q11.

5

Non-operating income (expense)

Consolidated non-operating income (expense) totaled a net expense of US$0.8 million in 1Q12, compared to a net gain of US$4.2 million in 1Q11.

Interest expense. Interest expense totaled US$8.0 million in 1Q12, a 0.4% increase from interest expense of US$7.9 million in 1Q11, primarily as a result of higher average debt outstanding during the period, mostly offset by lower average rates.

Interest income. Interest income totaled US$2.3 million, an 82.7% increase from interest income of US$1.3 million in 1Q11, mainly as a result of higher average cash and investments balances.

Other, net. Other net totaled a net gain of US$4.9 million in 1Q12, compared to a net gain of US$10.9 million in 1Q11, Other net Includes fuel hedge mark-to-market gain of US$5.3 million for 1Q12, compared to a fuel hedge mark-to-market gain of US$12.5 million in 1Q11.

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 59 destinations in 28 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 79 aircraft: 53 Boeing 737NG aircraft and 26 EMBRAER-190s.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: (507) 304-2677

www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

6

Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	1Q12	1Q11	Change	4Q11	Change
Operating Revenues
Passenger Revenue	523,812	400,887	30.7%	485,324	7.9%
Cargo, mail and other	19,444	18,661	4.2%	24,125	-19.4%
Total Operating Revenue	543,257	419,548	29.5%	509,449	6.6%

Operating Expenses
Aircraft fuel	170,875	116,141	47.1%	148,678	14.9%
Salaries and benefits	57,536	48,345	19.0%	57,854	-0.5%
Passenger servicing	49,433	34,983	41.3%	45,903	7.7%
Commissions	22,223	18,072	23.0%	19,750	12.5%
Reservations and sales	20,090	15,472	29.8%	18,813	6.8%
Maintenance, material and repairs	20,530	15,344	33.8%	22,323	-8.0%
Depreciation	20,526	17,817	15.2%	19,727	4.1%
Flight operations	25,039	19,869	26.0%	22,251	12.5%
Aircraft rentals	17,300	11,227	54.1%	15,573	11.1%
Landing fees and other rentals	10,846	9,717	11.6%	10,388	4.4%
Other	17,300	12,975	33.3%	16,684	3.7%
Total Operating Expense	431,699	319,963	34.9%	397,943	8.5%

Operating Income	111,558	99,585	12.0%	111,506	0.0%

Non-operating Income (Expense):
Interest expense	(7,959)	(7,926)	0.4%	(8,808)	-9.6%
Interest income	2,286	1,252	82.7%	2,152	6.2%
Other, net	4,866	10,876	-55.3%	11,605	-58.1%
Total Non-Operating Income/(Expense)	(806)	4,202	n/a	4,950	-116.3%

Income before Income Taxes	110,751	103,787	6.7%	116,456	-4.9%

Provision for Income Taxes	14,822	9,341	58.7%	12,073	22.8%

Net Income	95,930	94,446	1.6%	104,383	-8.1%

EPS - Basic and Diluted	2.16	2.14	1.1%	2.36	-8.2%
Shares - Basic and Diluted	44,340,562	44,139,277	0.5%	44,314,505	0.1%

7

Copa Holdings, S.A.

Balance Sheet - IFRS

(US$ Thousands)	March 31,	December 31,
	2011	2011
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$218,665	$243,801
Short-term investments	254,303	262,345
Total cash, cash equivalents and short-term investments	472,969	506,146

Accounts receivable, net of allowance for doubtful accounts	150,173	142,297
Accounts receivable from related parties	273	704
Expendable parts and supplies, net of allowance for obsolescence	46,688	42,382
Prepaid expenses	45,748	40,058
Other current assets	27,317	22,655
Total Current Assets	743,167	754,242

Long-term investments	174,852	104,834

Property and Equipment:
Owned property and equipment:
Flight equipment	2,128,532	2,036,983
Other equipment	69,777	67,577
	2,198,309	2,104,560
Less: Accumulated depreciation	(366,983)	(346,656)
	1,831,326	1,757,904
Purchase deposits for flight equipment	235,183	242,287
Total Property and Equipment	2,066,508	2,000,191

Other Assets:
Net pension asset	9,120	8,974
Goodwill	27,208	25,099
Intangible asset	51,186	47,047
Other assets	133,234	125,409
Total Other Assets	220,748	206,529
Total Assets	$3,205,278	$3,065,796

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$113,932	$131,069
Accounts payable	89,709	92,842
Accounts payable to related parties	20,813	22,074
Air traffic liability	282,988	297,135
Taxes and interest payable	86,495	71,223
Accrued expenses payable	34,550	30,472
Other current liabilities	10,362	13,845
Total Current Liabilities	638,849	658,660

Non-Current Liabilities:
Long-term debt	987,375	936,657
Post employment benefits liability	5,895	5,847
Other long-term liabilities	48,951	44,657
Deferred tax liabilities	32,386	30,444
Total Non-Current Liabilities	1,074,606	1,017,605

Total Liabilities	1,713,455	1,676,265

Shareholders' Equity:
Class A - 33,341,822 shares issued and outstanding	22,496	22,495
Class B - 10,938,125 shares issued and outstanding	7,466	7,466
Additional paid in capital	35,575	33,567
Retained earnings	1,420,324	1,324,394
Accumulated other comprehensive income (loss)	5,962	1,609
Total Shareholders' Equity	1,491,823	1,389,531
Total Liabilities and Shareholders' Equity	$3,205,278	$3,065,796

8

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Net Income
Excluding Special Items	1Q12	1Q11	4Q11

Net income as Reported	$95,930	$94,446	$104,383

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments (1)	(5,328)	(12,457)	(19,069)
Adjusted Net Income	$90,602	$81,989	$85,314

Shares used for Computation (in thousands)
Basic and Diluted	44,341	44,139	44,315

Adjusted earnings per share - Basic and Diluted	2.04	1.86	1.93

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	1Q12	1Q11	4Q11

Operating Costs per ASM as Reported	11.3	10.3	10.9
Aircraft fuel per ASM	(4.5)	(3.7)	(4.1)
Operating Costs per ASM excluding fuel	6.8	6.5	6.9

FOOTNOTES:

(1)	Includes unrealized (gains) losses resulting from the mark-to-market accounting for changes in the fair value of fuel hedging instruments. For 1Q12, 1Q11 and 4Q11, the Company recorded unrealized fuel hedge gains of US$5.3 million, US$12.5 million and US$19.1 million, respectively.

9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 5/9/2012
	By:	/s/ Victor Vial
Name: Victor Vial Title: CFO